

May 29, 2024

Christopher J. Annas
President and Chief Executive Officer
Meridian Corporation
9 Old Lincoln Highway
Malvern, PA 19355

   Re: Meridian Corporation
     Registration Statement on Form S-3
     Filed May 22, 2024
     File No. 333-279631

Dear Christopher J. Annas:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Finance

cc: Christopher Connell, Esq.